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WILLIAM BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 773 562 8222 Fax

September 7, 2023

Alberto H. Zapata, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549-0504

Re:	Accordant ODCE Index Fund File Nos: 333-271866, 811-23460

Dear Mr. Zapata:

We are writing in response to comments provided on September 7, 2023 with respect to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) filed on September 1, 2023 on behalf of Accordant ODCE Index Fund (the “Fund”), a closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.      In footnote 3 to the fee table, please expand the disclosure to state that no ongoing servicing or recordkeeping fees will be paid with respect to Class I Shares.

Response 1.       The Fund undertakes to revise the disclosure in the final prospectus to be filed pursuant to Rule 424.

Comment 2.      In footnote 7 to the fee table, please revise the disclosure to include the expiration date of the contractual expense limit.

Response 2.       The Fund undertakes to revise the disclosure in the final prospectus to be filed pursuant to Rule 424.

Comment 3.     In the paragraph preceding each expense example, the disclosure states that the expense limit is reflected in expense example amounts through September 11, 2025. However, in calculating the examples, it appears that the waiver is reflected for all ten years. Please confirm whether the September 11, 2025 date is wrong or revise so that the waiver is reflected only through the end of the contractual term.

Response 3.       The Fund undertakes to revise the disclosure in the final prospectus to be filed pursuant to Rule 424. The expense example to be included in the final prospectus will reflect the following, which has been updated to reflect the fee waiver ending on September 11, 2025:

Class I Example:

The following example illustrates the expenses that you would pay on a $1,000 investment in Class I Shares and assuming (i) total annual expenses of net assets attributable to the Class I Shares remains the same, (ii) a 5% annual return, (iii) reinvestment of all dividends and distributions at net asset value and (iv) application of the Operating Expense Limitation Agreement through September 11, 2025:

Total Expenses Incurred	1 Year(1)	3 Years	5 Years	10 Years
	$11	$65	$158	$399

(1)	Reflects a maximum aggregate level of Operating Expenses of 0.50% as contemplated under the Operating Expense Limitation Agreement.

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.

Class A Example:

The following example illustrates the expenses that you would pay on a $1,000 investment in Class A Shares and assuming (i) the maximum sales load, (ii) total annual expenses of net assets attributable to the Class A Shares remains the same, (iii) a 5% annual return, (iv) reinvestment of all dividends and distributions at net asset value and (v) application of the Operating Expense Limitation Agreement through September 11, 2025.

Total Expenses Incurred	1 Year(1)	3 Years	5 Years	10 Years
	$79	$155	$271	$574

(1)	Reflects a maximum aggregate level of Operating Expenses of 0.50% as contemplated under the Operating Expense Limitation Agreement.

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.

Class Y Example:

The following example illustrates the expenses that you would pay on a $1,000 investment in Class Y Shares and assuming (i) total annual expenses of net assets attributable to the Class Y Shares remains the same, (ii) a 5% annual return, (iii) reinvestment of all dividends and distributions at net asset value and (iv) application of the Operating Expense Limitation Agreement through September 11, 2025:

Total Expenses Incurred	1 Year(1)	3 Years	5 Years	10 Years
	$11	$65	$158	$399

(1)	Reflects a maximum aggregate level of Operating Expenses of 0.50% as contemplated under the Operating Expense Limitation Agreement.

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386.

Sincerely,

/s/ William Bielefeld
William Bielefeld